Year-End Letter to Shareholders

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Over 635,000 Customer Transactions in Nevada for Fiscal Year Ending January 31, 2020

VANCOUVER, February 10, 2020/CNW/ - C21 Investments Inc. ("C21" or the "Company") (CSE: CXXI and OTCQB: CXXIF) today released a year-end letter from Sonny L. Newman, President and CEO, to the Company's shareholders. The letter follows below and can also be accessed from the Company's website at www.cxxi.ca. Unless otherwise stated, all currency is in US dollars, and all results are preliminary.

February 10, 2020

Dear Fellow Shareholders,

C21 has just concluded a strong fiscal year on January 31st, with improvements to our operations and strong numbers across the board, including over 635,000 customer transactions in our Nevada dispensaries during the period. We have continued to right-size our operations, integrating our Oregon assets to achieve further efficiencies. This is the work we set out to achieve when I took over in July, and I am proud of the progress we have made. We are launching our Oregon brands into our Nevada dispensaries with considerable success. Since June 2019, Hood Oil has now sold over 100,000 units in Nevada, generating $2.9 million in revenue with a 54% Gross Margin. Last month alone, Hood Oil sold over 15,000 Units generating $445,000 in revenue, the best month-to-date at our dispensaries. In fact, 11 of the top 25 SKUs sold at Silver State Relief were Hood Oil. Silver State now sells twice as many Hood Oil units than all other cartridges combined. Our Phantom Farms' flower has also performed well since its launch in Nevada two weeks ago.

We recently reported revenue of $10.6 million in the third quarter, with $2.2 million of positive Adjusted EBITDA, a 175% increase quarter-over-quarter. Our Q3 Adjusted EBITDA margin of 21% placed us among the top 5 reporting U.S. Operators for the quarter. C21 is one of only a handful of public US Operators with positive operating cash flow. This has allowed us to survive in these difficult market conditions without having to issue any equity financing under my watch.

The Cannabis sector has been hit hard across the board and this market malaise is failing to distinguish and reward those participants, like C21, who have delivered strong economic performance and underlying fundamentals. It has been a particularly difficult nine month stretch for the entire sector, and indeed for our stock. This is frustrating given how well we have executed on our strategy and the gains we have achieved. We believe that with the anticipated legislative changes in the U.S., increased interest in viable U.S. cannabis companies will return, and with this, companies with discipline and focus such as ours, will be rewarded.

We are working with our advisors, Eight Capital & CB1 Capital, to identify the best strategic options to execute our corporate growth plans, as well as increasing financial flexibility in managing our debt. We outlined a number of growth initiatives in our recently updated Investor Presentation - both organic and strategic opportunities, as capital permits.  We continue our relentless drive to net profitability as we strive to make the company even stronger, with our shareholders' interests being paramount. It is our sincere hope that you continue to stand with us through these difficult market conditions. I trust this message addresses any concerns you may have at this time.

Sincerely,

Sonny Newman

President & CEO, C21 Investments

The CSE has not accepted responsibility for the adequacy or accuracy of this release.

About C21 Investments Inc.
C21 Investments is a vertically integrated cannabis company that cultivates, processes, and distributes quality cannabis and hemp-derived consumer products in the United States. The Company is focused on value creation through the disciplined acquisition and integration of core retail, manufacturing, and distribution assets in strategic markets, leveraging industry-leading retail revenues with high-growth potential multi-market branded consumer packaged goods. The Company owns Silver State Relief and Silver State Cultivation in Nevada, and Phantom Farms, Swell Companies, Eco Firma Farms, and Pure Green in Oregon. These brands produce and distribute a broad range of THC and CBD products from cannabis flowers, pre-rolls, cannabis oil, vaporizer cartridges and edibles. Based in Vancouver, Canada , additional information on C21 Investments can be found at www.sedar.com and www.cxxi.ca.

Cautionary Statement:
Certain statements contained in this news release may constitute forward-looking statements within the meaning of applicable securities legislation. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Forward looking statements in this news release and shareholder letter include the calculated year-end customer transactions in Nevada retail operations, the calculated year-end units sold in Nevada retail operations, the calculated units sold and estimated unaudited retail sales performance of Hood Oil (estimated revenue and gross margin) in Nevada retail operations, the impact of the integration of Oregon operations on the performance of the Company, the performance of our Company brands, the likelihood, timing and impact of potential legislative changes in the United States, and the future performance of the Company's share price.

The forward-looking statements contained in this news release are based on certain key expectations and assumptions made by C21 Investments. Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because C21 Investments can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to, consumer acceptance of the Company's products, the failure to execute on its acquisition and expansion strategies, competitive factors in the industries in which C21 Investments operates, the Company's inability to finance current or future operations, prevailing economic and regulatory conditions, and other factors, many of which are beyond the control of C21 Investments. The forward-looking statements contained in this news release represent the Company's expectations as of the date hereof and are subject to change after such date. C21 Investments disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.

Notice regarding Forward Looking Statements: This news release contains forward-looking statements. The use of any of the words "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "believe" and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct.  Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. These statements speak only as of the date of this news release.